Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

January │ 2021 Investor Presentation

Disclaimers (1/2)

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Achronix Semiconductor Corporation ("Target" or "Achronix") and ACE Convergence Acquisition Corp. ("ACE") and related transactions (the "Potential Business Combination") and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of ACE, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Target or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof.

This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. ACE and the Target reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither ACE nor Target has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with ACE, Target or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Target or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Target and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Forward Looking Statements

Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this Presentation, regarding ACE's proposed acquisition of Target, ACE's ability to consummate the proposed transactions, the benefits of the proposed transactions and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenue growth, prospects and pipeline expectations, estimated market growth, estimated backlog, plans and objectives of management, among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Target's management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; the risk that the Potential Business Combination may not be completed by ACE's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Target; the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination; the inability to complete the concurrent PIPE financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; the effect of the announcement or pendency of the transaction on Target's business relationships, operating results, and business generally; risks that the Potential Business Combination disrupts current plans and operations of Target; the outcome of any legal proceedings that may be instituted against Target or against ACE related to the definitive transaction agreement or the Potential Business Combination; the ability to maintain the listing of ACE's securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Target; risks related to the rollout of Target's business and the timing of expected business milestones; the effects of competition on Target's business; the effects of the cyclical nature of the semiconductor industry on Target's business; risks related to Target's customer concentration; the risks to Target's business if internal processes and information technology systems are not properly maintained; risks associated with Target's operational dependence on independent contractors and third parties; risks associated with Target's reliance on certain suppliers for, among other things, silicon wafers; risks and uncertainties related to Target's international operations, including possible restrictions on cross-border investments which could harm Target's financial position; and risks associated with Target's ability to develop new products and adapt to new markets. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus to ACE's registration statement on Form S-1, as amended (File No. 333-239716), the registration statement on Form S-4 to be filed with the SEC by ACE and other documents filed or that may be filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ACE nor Target presently know or that ACE and Target currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ACE's and Target's expectations, plans or forecasts of future events and views as of the date of this Presentation. ACE and Target anticipate that subsequent events and developments will cause ACE's and Target's assessments to change. However, while ACE and Target may elect to update these forward-looking statements at some point in the future, ACE and Target specifically assume no obligation and do not intend to do so, nor do they intend to revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. These forward-looking statements should not be relied upon as representing ACE's and Target's assessments as of any date subsequent to the date of this Presentation. Neither ACE nor Target gives any assurance that either ACE or Target, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements as predictions of future events.

Achronix Data Acceleration 2

3 Disclaimers (2/2) Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonab len ess of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information co nta ined herein. Any data on past performance or modeling contained herein is not an indication as to future performance. ACE and Target assume no obligation t o u pdate the information in this presentation. Further, the financials contained herein were prepared by Target in accordance with private company AICPA standards. Target is currently in the process of uplifting its financials to comply with public company and SEC requirements. Trademarks ACE and Target own or have rights to various trademarks, service marks and trade names that they use in connection with the o per ation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyright s o f third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with ACE or Target, or an endorsement or sponsorship by or of ACE or Target. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without th e T M, SM, ® or © symbols, but such references are not intended to indicate, in any way, that ACE or Target will not assert, to t he fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights . Use of Projections The projections, estimates and targets in this Presentation are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond ACE’s and Target’s control . While all projections, estimates and targets are necessarily speculative, ACE and Target believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation . The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to di ﬀ er materially from those contained in such projections, estimates and targets . The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that ACE and Target , or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events . Financial Information ; Non - GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by ACE or Target with the SEC . Some of the financial information and data contained in this Presentation, such as EBIT Margin and Net Income Margin, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”) . These non - GAAP measures, and other measures that are calculated using such non - GAAP measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP . ACE and Target believe these non - GAAP measures of financial results including on a forward - looking basis provide useful information to management and investors regarding certain financial and business trends relating to Target’s financial condition and results of operations . Target’s management uses these non - GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes . ACE and Target believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Target’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . Management of ACE does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP . However, there are a number of limitations related to the use of these non - GAAP measures and their nearest GAAP equivalents . For example other companies may calculate non - GAAP measures di ﬀ erently, or may use other measures to calculate their financial performance, and therefore Target’s non - GAAP measures may not be directly comparable to similarly titled measures of other companies . See the footnotes on the slides where these measures are discussed and the Appendix for definitions of these non - GAAP financial measures and reconciliations of these non - GAAP financial measures to the most directly comparable GAAP measures . Important Information for Investors and Stockholders ACE and Target and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACE’s shareholders in connection with the Potential Business Combination . Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Business Combination of ACE’s directors and officers in ACE’s filings with the SEC, including ACE’s registration statement on Form S - 1 , which was originally filed with the SEC on July 10 , 2020 . To the extent that holdings of ACE’s securities have changed from the amounts reported in ACE’s registration statement on Form S - 1 , such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Potential Business Combination is set forth in the proxy statement/prospectus on Form S - 4 for the Potential Business Combination, which is expected to be filed by ACE with the SEC . This Presentation is not a substitute for the registration statement or for any other document that ACE may file with the SEC in connection with the Potential Business Combination . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . Investors and security holders may obtain free copies of other documents filed with the SEC by ACE through the website maintained by the SEC at http : //www . sec . gov . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Executive Summary 1

5 Introduction to the Team Achronix Executives ACE Executive Previous experience Robert Blake Chief Executive Officer Joined 2011 Behrooz Abdi CEO & Chairman Mark Voll Chief Financial Officer Joined 2020

Transaction Summary 6 Transaction Details Overview ▪ ACE Convergence Acquisition Corp. (Nasdaq: ACEV), a publicly - listed special purpose acquisition company, proposes to enter into a business combination with Achronix Semiconductor Corporation through a reverse subsidiary merger Capital Structure ▪ $230mm cash held in trust assuming no redemptions ▪ $150 mm PIPE is being raised in connection with the proposed transaction Sponsor Commitments ▪ Anchor investor (a vehicle managed by ACE Equity Partners LLC) to purchase ~$ 50 mm of the PIPE ▪ Sponsor also committing an additional $50mm to backstop any redemptions ▪ Sponsor commitment of $200mm minimum cash in trust (incl. PIPE proceeds raised) ▪ Earn - out of up to 5mm shares (3.5mm Seller earn - out and 1.5mm Sponsor earn - out) ▪ Sponsor, Executive Officers, Directors and >1% Achronix holders subject to a 1 year lock - up 1 Valuation ▪ Pre - money equity value of $1,700mm and Pro - forma equity value of $2,073mm Ownership 2 ▪ ~80% of existing Target shareholders; ~11% ACE public shareholders; ~7% PIPE investors; ~2% ACE Sponsor Anticipated Timing ▪ Transaction announcement in January 2021 and targeting closing after SEC review process and receipt of approval by stockholde rs of ACE and Achronix Source: Achronix management current estimates 1 Sponsors will be subject to 1 year lock - up, subject to earlier release if the reported last sale price equals or exceeds $12.00 per share for any 20 trading days within any 30 - trading day period commencing at least 150 days after closing. Company directors, executive officers, and all company holders of more than 1% of new Achronix common sto ck will also be subject to 1 year lock - up, unless the last sale price equals or exceeds $12.00 per share for any 20 trading days within any 30 - trading day period commencing 150 days after closing; 2 Excludes warrants and earnouts. Assumes no redemptions.

ACE Overview

ACE at a Glance

Mandate
Identify and acquire emerging leader in IT infrastructure and SoC markets

~$230mm held in trust

Sponsor commitment of ~$50mm in anchor PIPE demand and $200mm minimum cash condition

Backed by ~$1bn cross-border Tech PE Manager, ACE Equity Partners

ACE Differentiation

- Team of operators with 160+ years of combined experience in the semiconductor and software industries
- Significant track record of scaling public and private companies
- Deep and extensive relationships in the semiconductor and software ecosystems

Led By Operators With Deep Domain Expertise

Behrooz Abdi
CEO & Chairman
35 years of semis experience
- Experienced Chairman & CEO with a history of monetizing public and private companies

Dr. Sunny Siu
President & Director
24 years of semis experience
- Deep domain expertise and successful entrepreneur

Denis Tse
Secretary & Director
- Cross-border technology investor

ACE Equity Partners

Key Board Members

Omid Tahernia
(ex Corp VP of Xilinx Proc. Solutions)

Ken Klein
(ex Chairman & CEO, WindRiver)

Ryan Benton
(Ex CEO and CFO, EXAR)

Raquel Chmielewski
(Dir. of Inv., Council on Foreign Rel.)

Management Team Track Record

RMI / NetLogic
- Original transaction value of $227mm in 2009 turned into over 80% of attributable value in NetLogic's $3.7bn acquisition by Broadcom in 2011[1]
- Built and ran business unit that propelled 67% growth at NetLogic during its integration period

TDK / InvenSense
- Transaction value of $1.3bn (May 18, 2017)
- Organic growth, diversification, and acquisitions transformed InvenSense into a sensor system leader

[1] Broadcom Form 8-K filed 9/13/2011.

Achronix Data Acceleration 7

Achronix – a High Growth Investment Opportunity


Data Acceleration in AI, Cloud, and 5G
AMD
NVIDIA
Unique Business Model and Superior Financial Profile
arm
LATTICE
CEVA
Achronix
Data Acceleration
ALTERA
XILINX
Scarce High-End Programmable Logic Play

Investment Highlights

- Pure-play data acceleration solution, operating in high growth FPGA end-markets – AI, Cloud, 5G, and ADAS
- Disruptive technology optimized for high-bandwidth workloads
- Unique and synergistic combination of product and IP business model
- Compelling financial model with rapid revenue growth, software-like margins
- A seasoned team with a long history of innovation and focused execution
- Scarcity value as the only independent high-performance FPGA company[1]

Financial profile

~30%	$158mm	76%	32%
Estimated revenue CAGR 20E-23E	Revenue 2021E	Gross margin 2021E	EBIT margin[2] 2021E

Note: FPGA stands for Field-Programmable Gate Array
[1] Based on all FPGA companies with revenue above $50mm and gross margin above 65%.
[2] EBIT Margin is a non-GAAP measure. For a reconciliation of each of our non-GAAP measures to the most comparable GAAP measure, see Appendix.

Achronix Data Acceleration 8

Introduction to Achronix 9 At a Glance $158mm Revenue 2021E Key Financial Metrics 76% Gross margin 2021E 32% EBIT margin 2 2021E Key Partnerships ▪ Founded in 2004 ▪ The only independent high - end FPGA provider 1 ▪ Differentiated IP licensing business ▪ Key products include high - end FPGAs, embedded FPGAs ▪ Key markets: 5G, Automotive and AI/ML, SmartNIC and Storage applications in Data Center Phase 3 Accelerate Phase 2 Scale Phase 1 Design & build 55 patents • ~10mm cores shipped • $400mm+ of cumulative orders • ~$1.1bn pipeline opportunity 3 • ~30% estimated revenue CAGR 20E - 23E Future 1 Based on all FPGA companies with revenue above $50mm and gross margin above 65%. 2 EBIT Margin is a non - GAAP measure. For a reconciliation of each of our non - GAAP measures to the most comparable GAAP measure, s ee Appendix; 3 As of November 2020.

10 Programmable Logic, the Orchestration Layer for All Heterogeneous Compute Systems SSD DPU CPU GPU ASIC FPGA RAM FPGA eFPGA Massive Flow of Data AND/ OR x Flexibility / Dynamic Allocation x Purpose - Built for Data Acceleration x Optimized for High - Bandwidth / AI Workloads Advantages of FPGA 0101101001101 1001101001011 1000100100101 0010110100010 0101011110010

11 ~$10B Opportunity With Multiple Potential High - Growth Markets $3.3bn $5.4bn 2020E 2025E 10% CAGR Digital IP Accelerators 1 Market Size ($ bn ) Projected CAGR 20E - 25E Opportunity Product Segments $1.9bn $3.4bn 2020E 2025E 12% CAGR Select High - Growth Focused End Markets 12% 10% 23% 26% 26% 27% 10% 31% 16% 21% 24% 28% Overall 5G Wireless Automotive Computational Storage SmartNIC Compute, Cloud and Edge Digital IP Accelerators High-End FPGA High - End FPGA Market Size ($ bn ) Source: Achronix estimates, Semico Research 1 Digital IP includes CPU, GPU (less graphics), DSP, Security, Audio, eFPGA.

Achronix Data Acceleration Solutions

Speedster family - chip business	Speedcore family- IP business	
High-End FPGAs	**Embedded FPGA (eFPGA)**	**Accelerator Cards**

High-End FPGAs


Achronix
SPEEDSTER

Speedster7t

- ✓ Most advanced high-performance FPGA[1]
- ✓ Optimized for data acceleration
- ✓ Advanced efficient data transports

Embedded FPGA (eFPGA)


ASIC/SoC
SPEEDCORE

Speedcore eFPGA

- ✓ Custom FPGA to embed in SoC / ASIC
- ✓ Only high-end embedded FPGA solution[1]
- ✓ Over 10mm cores shipped

Accelerator Cards


S7t

Supported by BittWare / Dell / Hewlett Packard Enterprise

VectorPath Accelerator Cards

- ✓ High-performance PCIe data accelerator
- ✓ Standalone with full software suite
- ✓ Accelerate data center designs

All Products Supported by Achronix ACE Design Tools

Synthesis – Verification – Timing – Programming – Debug

[1] Based on process node and all FPGA companies with revenue above $50mm and gross margin above 65%.

Achronix Data Acceleration
12

2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 Long History of FPGA Technology Innovation and 1 st Silicon Success 13 65nm Process Node R&D 7nm R&D Next Gen R&D 22nm 22i 22nm 12nm 16nm 7nm 5nm 3nm Accelerate Scale Design & build • 55 patents • 10mm cores shipped • $400mm+ cumulative orders • Projected ~30% revenue CAGR 20E - 23E • Estimated ~$1.1bn pipeline opportunity 1 1 As of November 1, 2020.

Differentiated Competitive Position – Why Achronix Wins 14 Performance FPGA and eFPGA Functionality Logic Density Standalone FPGAs Embedded FPGAs eFPGA High - End Mid - R ange Low - End Target mission - critical compute applications Target connectivity and interface applications Why We Win Targeted Applications Superior product AI / ML SmartNIC Computational Storage Automotive 5G Wireless Sticky design environment Only independent FPGA focused on high - end markets 1 Only company with dual strategy (FGPA + eFGPA ) 1 Sitting $1bn+ pipeline and contracted revenue 2 1 Based on all FPGA companies with revenue above $50mm and gross margin above 65%; 2 As of November 2020.

Key Potential High - Growth Compute Applications for Achronix’s Solutions 15 AI / ML SmartNIC Results Highly effective FPGA processing performance. Flexible interfacing Enhanced connectivity and line rate packet processing offload ASIC cost and power cost with FPGA programmability for new wireless standards Use Case Machine Learning / Edge Compute 400GE Smart NIC High bandwidth, low latency wireless infrastructure 5G Wireless Solution High performance ML Inference; Interoperate with ML ASIC High speed low latency crypto, compression and transcoding ASIC with eFPGA for optimized Radio and Baseband processing Automotive OEM ADAS ASIC cost structure and power, with FPGA programmability ADAS Sensor Fusion ASIC with eFPGA for optimized data sensor collection Computational Storage Best - in - class performance / watt with optimized MLP architecture Process Data Closer to Storage Hardware acceleration for machine learning, crypto and compression

16 Uniquely Positioned for Rapidly Growing Markets 5G Wireless SmartNIC AI / ML Automotive Computational Storage Aligned to Growth Markets and Industry Leaders Speedcore (IP) Speedster and Speedcore (chip and IP) Speedster and Speedcore (chip and IP) Speedster and Speedcore (chip and IP) Speedster and Speedcore (chip and IP)

Strong and Diverse Design Wins Pipeline across Speedster and Speedcore


SPEEDSTER
chip
Pipeline Opportunity
SPEEDCORE
IP
26 projects
Interest
16 projects
20 projects
Evaluation
15 projects
6 projects
Design Win
6 projects

- Downloaded product sheets and evaluation against other products

- Selected Achronix and doing a comprehensive technical analysis using ACE software tools (1,000+ R&D man-hours)

- Speedcore – Commercial agreement
- Speedster – initial product orders and VectorPath cards

Backlog

~$162mm
(as of Nov 2020)

Pipeline

~$720mm
+
~$400mm
=
~$1,120mm
Revenue Opportunity

Achronix Data Acceleration 17

$0 $50 $100 $150 $200 $250 $300 Current Pipeline Provides Revenue Visibility to 2022 17 $189 $246 $158 $195 Speedster7t Current Pipeline Speedcore Current Pipeline Speedster22i Current Pipeline Total Revenue Plan 2021E 2022E 18 PIPELINE PLAN PIPELINE PLAN

0 50000 100000 150000 200000 250000 300000 350000 400000 450000 2018 2019 2020E 2021E 2022E 2023E 2024E 2025E $ 235 $ 105 $ 158 $ 195 Revenue Historical and Projections 19 48% 34% 17% 0.3% 1% 100% • Inventory digestion from our #1 customer led to fall off in 2019 • Changed to non - cancellable and non - returnable orders in 2019 • $ 238mm orders received in 2020 End Markets Historical Revenue ($mm) Revenue Projections ($mm) • Migration to next - gen product is expected drive strong growth (7nm in 2021 and 5nm in 2024) • Diversified across tier - 1 customer base and end markets Test & measurement Data Center Networking Test & measurement Automotive 5G Wireless 2021E 2018 $4 $61 Speedster7t (chip) Speedster22 (chip) Concentration of largest customer 85% 97% 99% 72% 26% 0 % Include 5nm ~30% CAGR Speedcore (IP)

Long-Term Operating Model

Long-Term Revenue Product Mix Goal


30%
70%
Speedster
Speedcore

Long-Term Financial Goals

	Targets
YoY Revenue Growth	20 – 25%
Gross Margin	70 – 75%
OpEx as % of Revenue	~40%
EBIT Margin[1]	30 – 35%

Compelling Financial Profile with Expected Strong Revenue Growth and High Profitability

[1] EBIT Margin is a non-GAAP measure. For a reconciliation of each of our non-GAAP measures to the most comparable GAAP measure, see Appendix.

Achronix Data Acceleration 20

32.1x 25.3x 20.8x 57.9x 55.6x 47.8x 40.5x 37.4x 20.6x nm 11.2x 9.0x 7.5x 17.3x 16.9x 14.5x 12.0x 10.4x 7.7x 7.7x Valuation Benchmarking 21 2021E FV / revenue 2021E FV / EBITDA Source: Factset as of 12/17/2020 Note: “ na ” represents unavailable street estimates; “nm” represents multiples <0.0x or >75.0x; 1 Pro forma for the acquisition of Xilinx; 2 Unaffected stock price on 10/8/2020 for AMD’s acquisition of Xilinx announced on 10/26/2020. 16.0x 8.4x 30.5x nm FV at close: $1.8bn Core Comps Recent IPOs 1 2 1 2 2021E 2022E 2021E 2022E 2023E 2023E

Management Team: Industry Veterans and Key Technology Leaders 22 Virantha N. Ekanayake: CTO & Co - Founder Achronix: 15 years PhD and Achronix Founder 24 years in semiconductors Robert Blake: CEO Achronix: 9 years Altera: 17 years 26 years in semiconductors 17 years in FPGA Raymond Nijssen: VP of System Engineering Achronix: 14 years Synopsys, Tabula: 10 years 24 years in semiconductors Mike Fitton: VP of Strategic Planning Achronix: 3 years Altera: 14 years 17 years in semiconductors 17 years in FPGA Steve Mensor: VP of Sales & Marketing Achronix: 8 years Altera: 22 years 30 years in semiconductors with 22 years in FPGA Chris Pelosi: VP Hardware Engineering Achronix: 12 years Nvidia: 4 years 24 years in semiconductors Randy Jurrat: VP of Operations Achronix: 12 years ChipX: 12 years 24 years in semiconductors Kamal Chaudhary: Sr. VP Software Engineering Achronix: 13 years Xilinx: 14 years 27 years in semiconductors Renowned in FPGA architecture Mark Voll : CFO Techpoint : 1 year Aquantia : 3 years 25 years in semiconductors

Growth Strategy 23 Expand Sales footprint to capture new opportunities Continue to expand technology footprint Multiple Avenues to Deliver Long - Term Value for Stakeholders Continue to invest in product innovation

APPENDIX 2

Annual Reconciliation of GAAP to Non - GAAP 25 ($ mm) 2018A 2019A 2020E 2021E 2022E Operating Income (GAAP) $ 9.2 $ (33.3) $ 36.4 $ 45.1 $ 56.5 SBC 0.5 0.7 0.6 5.0 7.0 EBIT (Non - GAAP) 9.7 (32.6) 37.0 50.1 63.5 ($ mm) 2018A 2019A 2020E 2021E 2022E Operating Income Margin (GAAP) 15.0% n.m. 34.7% 28.6% 29.0% SBC 0.8% n.m. 0.6% 3.2% 3.6% EBIT Margin (Non - GAAP) 15.8% n.m. 35.2% 31.8% 32.6%

Annual Reconciliation of GAAP to Non - GAAP 26 ($ mm) 2018A 2019A 2020E 2021E 2022E Net Income (GAAP) $ 9.1 $ (33.7) $ 33.4 $ 45.3 $ 52.1 SBC 0.5 0.7 0.6 5.0 7.0 Income Tax Impact of Non - GAAP Adjustments (0.0) 0.0 (0.0) (0.0) (0.5) Net Income (Non - GAAP) 9.5 (32.9) 34.0 50.3 58.6 ($ mm) 2018A 2019A 2020E 2021E 2022E Net Margin (GAAP) 14.8% n.m. 31.9% 28.7% 26.7% SBC 0.8% n.m. 0.6% 3.2% 3.6% Income Tax Impact of Non - GAAP Adjustments (0.0%) n.m. (0.0%) (0.0%) (0.3%) Net Margin (Non - GAAP) 15.5% n.m. 32.4% 31.9% 30.0%

27 Disclosure of Material Contracts Risk Related to Our Customer Concentration We receive substantially all of our revenue from Intel Corporation (“Intel”) . For the nine months ended September 30 , 2020 , Intel accounted for approximately 99 % of our revenue . All of our revenue from Intel is generated by separate purchase order contracts with Intel, and we do not have any long - term contractual commitments from Intel . As a result, we may be unable to sustain or increase our revenue from Intel . Further, we may not be able to offset the discontinuation of purchases by Intel with purchases by new or existing customers . We expect Intel will continue to account for a high percentage of our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of Intel’s buying patterns . Thus, our business success depends on our ability to maintain strong relationships with Intel . The loss of Intel as a customer for any reason, or a change in our relationship with them, including a significant delay or reduction in their purchases, may cause a significant decrease in our revenue, which we may not be able to recapture, and our business could be harmed . Summary of Key Terms Achronix has never had a supply agreement or contract cover terms and conditions relating to purchases by the customer, Intel . We operate with an annual quote for pricing based on order size, and then Intel issues a purchase order . When such purchase order is received, we request certain information from Intel . We then process as a normal device and order shipping to the backlog when the product is available for shipment . We believe this system has operated effectively since its inception in 2017 .